Filed Pursuant to Rule 424(b)(3)
                                                 Registration No. 333-139478

Prospectus

                         RAMTRON INTERNATIONAL CORPORATION
                          4,692,668 Shares of Common Stock

This prospectus relates to 4,692,668 shares of our common stock, $0.01 par value per share that may be offered for sale from time to time by the selling securityholders named in this prospectus. Of those shares, 262,663 are issuable upon the exercise of warrants held by certain of the selling securityholders at $3.04 per share. The selling securityholders are offering all of the shares to be sold in this offering, but they are not obligated to sell any of these shares. The shares may be sold at market prices, at prices related to market prices or at negotiated prices.

The shares of our common stock offered by this prospectus may be offered by the selling securityholders directly or through underwriters, dealers or other agents. We will not receive any of the proceeds from the sale of the shares pursuant to this offering.

Our common stock is listed on the Nasdaq Global Market under the symbol "RMTR." On January 3, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $3.78 per share.

Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 3 of this prospectus for a discussion of risks and uncertainties you should consider before making an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this prospectus is January 3, 2007.

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                              TABLE OF CONTENTS

                                                                    Page

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . .     3
FORWARD-LOOKING STATEMENTS  . . . . . . . . . . . . . . . . . . .    17
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . .    18
INCORPORATION BY REFERENCE  . . . . . . . . . . . . . . . . . . .    18
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .    19
SELLING SECURITYHOLDERS . . . . . . . . . . . . . . . . . . . . .    19
RELATIONSHIP WITH SELLING SECURITYHOLDERS . . . . . . . . . . . .    24
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . .    25
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .    26
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, references in this prospectus to the "Company", "we", "us" or "ours" refer to Ramtron International Corporation, a Delaware corporation.

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                              PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before acquiring shares in this offering. You should read the entire prospectus carefully, including the documents incorporated herein by reference.

Company Overview
----------------

We are a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontroller, and integrated semiconductor solutions, used in many markets for a wide range of applications. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory products, called ferroelectric random access memory
(FRAM). FRAM products merge the advantages of multiple memory technologies into a single device that is able to retain information without a power source, can be read from and written to at very fast speeds and written to many times, and consumes low amounts of power. Our products can simplify the design of electronic systems.

Our product portfolio is comprised of stand-alone and integrated products and microcontroller devices. We integrate analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection onto a single device with our FRAM memory technology. We contract with manufacturers of semiconductor components to produce our products for us rather than owning the necessary foundries.

Corporate Information
---------------------

Our principal executive offices are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921. Our telephone number is 719-481-7000, and our website address is www.ramtron.com. The periodic and current reports we file with the Securities and Exchange Commission ("SEC") can be found on our website and that of the SEC. For additional information regarding our business, and us see "Where You Can Find More Information" and "Incorporation by Reference."

                                  RISK FACTORS

You should carefully consider the risks described below and in the documents incorporated by reference in this prospectus before making an investment decision. The risks described below are those we currently believe may materially affect our business, however they are not the only ones we face. An investment in our common stock involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment.

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Risks Relating To Our Business
------------------------------

We have a history of losses from operations and our achievement of sustained profitability is uncertain.

Our ability to achieve and maintain profitable operations is subject to significant risks and uncertainties, including, but not limited to, our ability to successfully sell our products at prices that are sufficient to cover our operating costs, to enter into additional technology development and license arrangements, to obtain sufficient contract manufacturing capacity and, if and as may be necessary, to raise additional financing to fund our increased operations. There is no guarantee that we will be successful in addressing these risks.

For the quarter ended September 30, 2006, we recognized net income of $517,000. We incurred a net loss of $6.5 million for the year ended 2005.
We recognized net income for our fiscal year ended December 31, 2004 for the first time since our company's inception. We have spent substantial amounts of money in developing our products and in our efforts to obtain commercial manufacturing capabilities for those products. Our ability to increase revenue or achieve and sustain profitability in the future will depend substantially on our ability to increase sales of our products by gaining new customers and increasing sales to our existing customers, reduce manufacturing costs, our ability to increase significantly sales of existing products, and our success in introducing and selling new products successfully.

We have limited cash flow, and we may have limited ability to raise additional funds to finance our operations.

In view of our expected future working capital requirements in connection with the fabrication and sale of our nonvolatile memory, microcontroller and integrated semiconductor products, as well as our projected research and development and other operating expenditures, we may be required to seek additional equity or debt financing. We cannot be sure that any additional financing or other sources of capital will be available to us on acceptable terms, or at all. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations. If additional financing is obtained, any issuance of common or preferred stock to obtain funding would result in dilution of our existing stockholders' interests.

If we fail to vigorously protect our intellectual property, our competitive position may suffer.

Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our products. We protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and employee and third party non-disclosure and assignment agreements. We cannot provide assurances that any of our patent applications will be approved or that any of the patents that we own will not be challenged, invalidated or circumvented by others or be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.

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Policing the unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, we cannot be certain that we will be able to prevent other parties from designing and marketing semiconductor products or that others will not independently develop or otherwise acquire the same or substantially equivalent technologies as ours.

We may be subject to intellectual property infringement claims that result in costly litigation and could harm our business and ability to compete. Our industry is characterized by the existence of a large number of patents, as well as frequent claims and related litigation regarding these patents and other intellectual property rights. In particular, many leading semiconductor memory companies have extensive patent portfolios with respect to manufacturing processes, product designs, and semiconductor memory technology, including ferroelectric memory technology. We may be involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity of property rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose. Also, we cannot be certain that third parties will not make a claim of infringement against us or against our licensees in connection with their use of our technology. In the event of claims of infringement against our licensees with respect to our technology, we may be required to indemnify our licensees, which could be very costly. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our semiconductor manufacturing licensees in connection with our use of our technology would harm our business and result in significant cash expense to us to cover litigation costs, as well as the reduction of future license revenue.

Earthquakes, other natural disasters and power shortages or interruptions may damage our business.

Some of our contract manufacturers' facilities are located near major earthquake faults. If a major earthquake or other natural disaster occurs which damages those facilities or restricts their operations, our business, financial condition and results of operations would be materially adversely affected. A major earthquake or other natural disaster near one or more of our major suppliers could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

Our future success depends in part on the continued service of a relatively small number of key design engineers, sales, marketing and executive personnel, and if we were unable to attract additional personnel as needed or retain our key personnel, our business will suffer.

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Our future success depends, among other factors, on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees. We are particularly dependent on the highly skilled design, process, materials and testing engineers involved in the development and oversight of the manufacture of our semiconductor products and processes. The competition for these personnel is intense, and the loss of key employees, including our executive officers, or our inability to attract additional qualified personnel in the future, could have both an immediate and a long-term adverse effect on us. None of our employees have entered into post-employment, non-competition agreements with us and, therefore, our employees are not contractually restricted from providing services to our competitors.

Risks Related to Our Products
-----------------------------

Our products are complex and may contain defects that could result in product liability claims, an increase in our costs or a reduction in our revenue.

Our products are complex and may contain defects, particularly when first introduced or as new versions are released. We develop integrated semiconductor products containing functions in addition to memory, thereby increasing the overall complexity of our products. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any defects prior to delivery of our products to our customers. Because our products are manufactured by third parties and the long lead times involved, should problems occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These defects also could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from our new product development efforts and cause significant customer relations issues and damage to our business reputation. Any defects could require product replacement or recall or we could be obligated to accept product returns. Any of the foregoing could cause us to incur substantial costs and harm our business. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could cause failure in our customer's end-product, so we could face product liability claims for damages that are disproportionately higher than the revenue and profits we receive from the products involved. There can be no assurance that any insurance we maintain will sufficiently protect us from any such claims.

Because our products typically have lengthy sales cycles, we experience substantial delays between incurring expenses related to development of our products and the generation of revenue from those products.

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Product sales cycles usually require more than 18 months to realize volume shipments after we first identify a customer opportunity. We first work with customers to achieve a design "win" (inclusion of our product in the customer's product design), which may take several months or longer. Our customers then complete their product design, testing and evaluation process and begin to ramp-up production, a period that typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our development of product and our realization of revenue, if any, from volume purchases of our products by our customers. A delay or cancellation of a customer's plans after a design win could significantly adversely affect our financial results because we may have incurred significant expense and generated no revenue.

We depend on a small number of suppliers for the supply of our products and the success of our business may be dependent on our ability to maintain and expand our relationships with foundries and other suppliers.

We currently rely on a single unaffiliated foundry at Fujitsu in Japan to manufacture all of our FRAM products and a small number of other third-party contract manufacturers and foundries to manufacture our other products. Reliance on a single foundry involves several risks, including capacity constraints or delays in the timely delivery of our products, reduced control over delivery schedules and the cost of our products, variations in manufacturing yields, dependence on the foundry for quality assurance, and the potential loss of production due to seismic activity, other force majeure events and other factors beyond our control. Although we continuously evaluate sources of supply and may seek to add additional foundry capacity, there can be no assurance that such additional capacity can be obtained at acceptable prices, if at all. We are also subject to the risks of service disruptions and raw material shortages affecting our foundry supplier, which could also result in additional costs or charges to us. We also rely on domestic and foreign subcontractors for die assembly and testing of products, and are subject to risks of disruption of these services and possible quality problems. The occurrence of any supply or other problem resulting from these risks could have a material adverse effect on our revenue and results of operations.

We cannot provide any assurances that foundry or packaging and testing services will be available to us on terms and conditions, and at the times, acceptable to us. If we are unable to obtain foundry and packaging and testing services meeting our needs, we may be unable to produce products at the times and for the costs we anticipate and our financial condition and results of operations will be materially adversely affected.

We are a relatively small company with limited resources, compared to some of our current and potential competitors, and we may not be able to compete effectively and increase our market share.

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Our nonvolatile memory, microcontrollers and integrated semiconductor products, which presently account for substantially all of our revenue, compete against products offered by current and potential competitors with longer operating histories, significantly greater financial and personnel resources, better name recognition and a larger base of customers than we have. In addition, many of our competitors have their own facilities for the production of semiconductor memory components or have recently added significant production capacity. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could force us to decrease our prices, reduce our sales, lower our gross profits or decrease our market share. Some but not all of our competitors include companies such as ST Microelectronics, Renesas Technology Corporation, Freescale Semiconductor, Inc., Microchip Technology Inc., NEC Corporation, Atmel Corporation, and Royal Philips Electronics N.V. as well as specialized product companies like Intersil Corporation, Catalyst Semiconductor, Inc., Maxim Integrated Products, Inc., and Integrated Silicon Solution Inc., which produce products that compete with our products and possibly our future products.

Emerging technologies and standards may pose a threat to the competitiveness of our products.

Competition affecting our FRAM products may also come from alternative nonvolatile technologies such as magnetic random access memory or phase change memory, or other developing technologies. We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our competitors or customers may offer new products based on new technologies, new industry standards or end-user or customer requirements, including products that have the potential to replace, or provide lower-cost or higher-performance alternatives to, our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Success of our future products is substantially dependent on broader market acceptance of FRAM memory products.

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Substantially all of our current revenue is from sales of our FRAM stand-
alone nonvolatile memory devices or devices containing embedded FRAM nonvolatile memory. Many of our integrated semiconductor memory solutions will likely include FRAM memory. A memory technology other than FRAM nonvolatile memory technology may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as magnetic random access memory, phase change memory devices, or other technologies developed in the future. To the extent our competitors are able to promote and achieve acceptance of a nonvolatile memory technology other than FRAM as an industry standard, our business will be seriously harmed.

Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or the abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position.

Our FRAM semiconductor memory, microcontroller and integrated semiconductor products are used as components in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future. Our research and development expense for the quarter ended September 30, 2006, was $2.5 million, or 22% of our total revenue for the quarter ended September 30, 2006.

If we do not accurately anticipate new technologies and standards, or if the products that we develop based on new technologies and standards fail to achieve market acceptance, our competitors may be better able to satisfy market demand than we would. Furthermore, if markets for new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate. We cannot be certain that any products we may develop for new standards will achieve market acceptance.

If we do not continually develop new products and integrated semiconductor products that achieve market acceptance, our revenue may decline.

We need to develop new products and new process and manufacturing technologies. We believe that our ability to compete in the markets in which we expect to sell our FRAM, microcontroller and integrated semiconductor products will depend, in part, on our ability to produce products that address customer needs efficiently and in a cost-effective manner and also our ability to incorporate effectively mixed-signal and other semiconductor functions with our FRAM products. Our inability to successfully produce new generations of products would harm our ability to compete and have a negative impact on our operating results.

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We have a limited operating history in creating and marketing mixed-signal products and have had very limited revenue from those products. If we fail to introduce new products in a timely manner or are unable to manufacture such products successfully, or if our customers do not successfully introduce new systems or products incorporating our products, or if market demand for our new products does not develop as anticipated, our business, financial condition and results of operations could be seriously harmed.

Risks Related to Our Sales
--------------------------

We are subject to risks relating to product concentration and lack of revenue diversification.

We derive a substantial portion of our revenue from fewer than 16 products, and we expect these products to continue to account for a large percentage of our revenue in the near term. Continued market support of these products is, therefore, critical to our future success. Competitors could introduce products that could reduce both the volume and price per unit of our products. Our business, operating results, financial condition and cash flows could therefore be adversely affected.

We must build products based on demand forecasts; if such forecasts are inaccurate, we may incur significant losses.

Although we consider the market demand for our products to be less volatile than is the case with standard memory components, we must order products and build inventory substantially in advance of product shipments, and there is a risk that, because customer requirements for our products are subject to fluctuation, we will forecast incorrectly and produce excess or insufficient inventories of particular products. Our customers' ability to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchases from independent foundries to match such customer changes and cancellations. We have in the past produced excess quantities of certain products, which has had an adverse effect on our results of operations for the period. To the extent we produce excess or insufficient inventories of particular products, our results of operations could be adversely affected.

We compete in certain markets with some of our FRAM technology licensees, which may reduce our product sales.

We have licensed the right to fabricate products based on our FRAM technology and memory architecture to certain independent semiconductor device manufacturers. Fujitsu, on which we depend for our FRAM wafer supply, markets certain FRAM memory products that compete with certain of our FRAM products. Some of our licensees have suspended or terminated their FRAM initiatives, while others may still be pursuing a possible FRAM-based technology initiative or product development without our knowledge. We expect manufacturers that develop products based on our technology will sell such

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products worldwide. We are entitled to royalties from sales of FRAM products by some but not all of these licensees, and we have the right under certain of our licensing agreements to negotiate an agreement for a fraction of the licensee's FRAM manufacturing capacity. Our licensees may, however, give the development and manufacture of their own FRAM products a higher priority than ours. Any competition in the marketplace from FRAM products manufactured and marketed by our licensees could reduce our product sales and harm our operating results.

We may not be able to replace our expected revenue from significant customers, which could adversely affect our business.

Our success is dependent upon continuing relationships with significant customers who, directly or indirectly, purchase significant quantities of our products. The reduction of product sales to our significant customers, without a corresponding increase in revenue from other customers or revenue from relationships developed with new customers, may result in significant decreases in our revenue, which would harm our cash flows, operating results and financial condition. We cannot assure you that we would be able to replace these relationships on a timely basis or at all.

We rely on distributors for a substantial portion of our revenue and if our relationships with one or more of those distributors were to terminate, our operating results may be harmed.

We market and distribute our products primarily through authorized independent distributors, which typically offer competing products. These distribution channels have been characterized by rapid change, including consolidations and financial difficulties. Distributors have accounted for a significant portion of our net revenue in the past. If we were to lose our significant distributors, we might not be able to obtain other distributors to represent us or new distributors might not have sufficiently strong relationships with the current end customers to maintain our current level of net sales. Additionally, the time and resources involved with changeover and education of distributors could have an adverse impact on our business in the short term.

We do not typically enter into long-term arrangements with our distributors and resellers, and we cannot be certain as to future order levels from our distributors and resellers. When we do enter into long-term arrangements, the contracts are generally terminable at the convenience of either party and it may be difficult to replace that source of revenue in the short-term upon cancellation.

Our business primarily depends on these third parties to sell our products. As a result, our operating results and financial condition could be materially adversely affected by the loss of one or more of our current distributors and resellers, additional volume pricing arrangements, order cancellations, delay in shipment by one of our distributors or resellers or the failure of our distributors or sellers to successfully sell our products.

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Failure to manage our distribution channel relationships could impede our future growth.

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors, to develop additional channels for the distribution and sale of our products, and to manage these relationships. As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. Management of our sales channels requires a significant amount of our management's time and system resources to manage properly. If we fail to manage our sales channels, including the sales channels we must develop for current and future products, we will not be able to increase our sales and our results of operations will be materially adversely affected.

We expect that international sales will continue to represent a significant portion of our product sales in the future. As a result of the large foreign component of our revenue, we are subject to a number of risks resulting from such operations.

International sales comprise a significant portion of our product sales, which exposes us to foreign political and economic risks. Such risks include political and economic instability and changes in diplomatic and trade relationships, foreign currency fluctuations, unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. There can be no assurance that such factors will not adversely impact our results of operations in the future or require us to modify our current business practices.

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, because a portion of our operations consists of activities outside of the United States, we conduct certain transactions in other currencies, namely the Japanese Yen and Canadian dollar. As part of our risk management strategy, we frequently evaluate our foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, we may in the future engage in transactions involving the short-term hedging of our foreign currency exposure.

Our business is also subject to risks generally associated with doing business with third-party manufacturers in non-U.S. jurisdictions including, but not limited to foreign government regulations and political and financial unrest which may cause disruptions or delays in shipments to our customers or access to our inventories. Our business, financial condition and results of operations may be materially adversely affected by these or other factors related to our international operations.

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Risks Related to Acquisitions
-----------------------------

Any acquisitions we make could disrupt our business and harm our financial condition.

As part of our strategy to increase our revenue and expand our product lines, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. Future acquisitions that we may make or joint ventures that we may enter into with other companies, could require us to incur debt or contingent liabilities or require us to issue equity securities that could cause the trading price of our stock to decline. Other potential acquisitions that we may make, or joint ventures that we may enter into, entail a number of risks that could materially and adversely affect our business and operating results, including:

   - problems integrating the acquired operations, technologies or products with our existing business and products;

   - the diversion of management's time and attention from our core business;

   -  the need for financial resources above our planned investment levels;

   - difficulties in retaining business relationships with suppliers and customers of the acquired company;

   - risks associated with entering markets in which we lack prior experience;

   - risks associated with the transfer of rights and licenses of intellectual property;

   -  the potential loss of key employees of the acquired company; and

   -  the potential impairment of related goodwill and intangible assets.

Accounting and Regulatory Risks
-------------------------------

We incurred significant inventory valuation adjustments in 2005 and 2004, and we may incur additional significant inventory valuation adjustments in the future.

We typically plan our production and inventory levels based on our internal forecasts of customer demand, which are unpredictable even though our products are often specified in our customers' product designs. Our customers' order volumes can fluctuate materially in advance of product shipments. The value of our inventory is dependent on our estimate of future average selling prices, and, if we overestimate our projected average selling prices, we may be required to adjust our inventory value to reflect the lower of cost or market.

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
Recent changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123R, Share Based Payment, which requires all companies to treat the fair value of stock options granted to employees as an expense. As a result of this standard, effective for periods beginning after January 1, 2006, we are required to record a compensation expense equal to the fair value of each stock option granted. This change in accounting standards reduces the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. The result had a negative impact on our earnings starting with the accounting period beginning January 1, 2006, and we expect this negative impact to continue in future periods.

We are subject to environmental laws that are subject to change and may restrict the marketability of certain of our products, which could adversely impact our financial performance or expose us to future liabilities.

We are subject to laws and regulations relating to the use of and human exposure to hazardous materials. Our failure to comply with these laws and regulations could subject us to future liabilities or result in the limitation or suspension of the sale or production of product, including without limitation, products that do not meet the various regulations relating to use of lead-free components in products. These regulations include the European Union's Restrictions on Hazardous Substances (RoHS), Directive on Waste Electrical and Electronic Equipment ("WEEE"), and the directive on End of Life for Vehicles (ELV); California's SB20 and SB50 which mimic RoHS; and China's WEEE adopted by the State Development and Reform Commission. RoHS took effect on July 1, 2006. New electrical and electronic equipment sold in the European Union may not exceed specified concentration levels of any of the six RoHS substances (lead, cadmium, hexavalent chromium, mercury, PBB, and PBDE) unless the equipment falls outside the scope of RoHS or unless one of the RoHS exemptions is satisfied. Our products as manufactured contain lead, but in ceramic form (the "ferroelectric memory capacitor") are at levels below the threshold concentration levels specified by RoHS and similar directives. However, these directives are still subject to amendment and such changes may be unfavorable to our products. Any supply of products that infringe applicable environmental laws may subject us to penalties, customer litigation or governmental sanctions, which may result in financial harm to us.

                                    Page-14

Our business is subject to strict environmental regulations and legal uncertainties, which could impose unanticipated requirements on our business in the future and subject us to liabilities.

Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in the manufacturing processes of our third-party foundry and contract manufacturers. Compliance with these regulations can be costly. Increasing public attention has been focused on the environmental impact of semiconductor operations. Any changes in environmental rules and regulations may impose the need for additional investments in capital equipment and the implementation of compliance programs in the future.

Any failure by us or our foundries or contract manufacturers to comply with present or future environmental rules and regulations regarding the discharge of hazardous substances could subject us to serious liabilities or cause our foundries or contract manufacturers to suspend manufacturing operations, which could seriously harm our business, financial condition and results of operations.

In addition to the costs of complying with environmental, health and safety requirements, in the future we may incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

Risks Relating To The Securities Market And Ownership Of Our Shares
-------------------------------------------------------------------

Our stock price is extremely volatile and you may not be able to resell your shares at or above the price you paid.

The market price of our common stock has fluctuated widely in recent periods and is likely to continue to be volatile. It is possible that the price of our common stock will decline after you purchase our shares and that you would lose all or part of your investment. A number of other factors and contingencies, some of which are beyond our control, can affect the market price for our common stock, including the following:

   -  actual or anticipated variations in our operating results;

   - the low daily trading volume of our stock, which has in recent years traded at prices below $5 per share;

   - announcements of technological innovations or new products by us or our competitors;

   - competition, including pricing pressures and the potential impact of products of competitors' on our sales;

                                    Page-15

   -  conditions or trends in the semiconductor memory products industry;

   -  unexpected design and manufacturing difficulties;

   - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

   - announcements by us or our competitors of acquisitions, strategic partnerships or joint ventures; and

   -  additions or departures of our senior management.

In addition, in recent years the stock market in general, and shares of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these technology companies. These broad market and industry fluctuations may harm the market price of our common stock, regardless of our operating results.

Concentrated ownership of shares by one shareholder could affect the price of our common stock.

As of December 14, 2006, our largest known shareholder, the National Electrical Benefit Fund beneficially owns or controls approximately 9.9% of our outstanding common stock, which includes warrants to purchase 905,697 additional shares. The National Electrical Benefit Fund's ownership may have the effect of delaying, deferring or preventing a change in control of us. Any program by the National Electrical Benefit Fund to dispose of a substantial amount of its shares of our common stock in the open market could have an adverse impact on the market for our common stock, as discussed below under "A large percentage of our outstanding shares are eligible for future sale."

A large percentage of our outstanding shares are eligible for future sale.

Sales of a substantial number of shares of our common stock in the public market, or the availability of those shares for sale in the public market, could harm the market price of our common stock. These sales also may make it more difficult for us to raise financing through the sale of equity securities or equity-related securities in the future at a time and price that we deem appropriate. As of December 14, 2006, we had 24,826,538 shares of common stock outstanding. Of those shares, approximately 20,396,533 shares were freely tradable without restriction or pursuant to effective registration statements under the Securities Act. As of December 14, 2006, approximately 5,818,207 shares were subject to issuance upon exercise of options granted under our stock option plans. As of the same date, approximately 2,068,229 shares were also subject to issuance upon exercise of outstanding warrants and such shares have been registered for immediate resale in the public market, and, in addition, we are registering 4,430,005 shares for resale to the public and 262,663 shares issuable upon the exercise of warrants held by certain of the selling securityholders, which are subject to effectiveness of the registration statement of which this prospectus is a part.
                                    Page-16

Provisions in our certificate of incorporation and preferred shares rights agreement may have anti-takeover effects and could affect the price of our common stock.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions of the preferred stock, without any vote or action by our shareholders. Our authority to issue preferred stock with rights preferential to those of our common stock could be used to discourage attempts by others to obtain control of or acquire us, including an attempt in which the potential purchaser offers to pay a per share price greater than the current market price for our common stock, by making those attempts more difficult or costly to achieve. In addition, we may seek in the future to obtain new capital by issuing shares of preferred stock with rights preferential to those of our common stock. This provision could limit the price that investors might be willing to pay in the future for our common stock.

We have also entered into a preferred shares rights agreement with Citicorp.
N. A., as rights agent, dated as of April 19, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of us in a transaction not approved by our board of directors.

                           FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. However these forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed under the heading "Risk Factors" and those discussed in other documents we file with the Securities and Exchange Commission which are incorporated into this prospectus by reference. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
The forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

                                    Page-17

                      WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). We file periodic and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read the registration statement of which this prospectus is a part, as well as such reports, proxy statements and other information at:

   - the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 (you may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330); or

   - the website maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You may obtain copies of the registration statement and exhibits from the SEC at the public reference facilities referred to above.

This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other referred document referred to herein are not necessarily complete. For further information please review the registration statement and the exhibits filed therewith.

                         INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

   -  Our annual report on Form 10-K for the year ended December 31, 2005;

   - Our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

   -  Our current report on Form 8-K filed with the SEC on November 22, 2006;

   - The description of our common stock set forth in Item 11 of our registration statement on Form 10, as amended (Registration
      No. 0-17739), including any amendment or report updating such description;

   -  The description of our preferred share purchase rights set forth in
      Item 1 of our registration statement on Form 8-A (Registration
      No. 000-17739), including any amendment or report updating such description; and

                                    Page-18

   - All future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of common stock under this document.

We will provide without charge, on written or oral request, a copy of any or all of the documents which have been or may be incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this prospectus incorporates). You should direct any requests for such copies to Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, Attention: Investor Relations, telephone: 719-481-7000.

                                USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock pursuant to this prospectus. The selling securityholders will receive all of the proceeds from the sale of their shares of common stock and will pay all underwriting fees and selling commissions, if any, associated with the sale. We may receive proceeds from the exercise of warrants held by certain of the selling securityholders, if any are exercised.

                           SELLING SECURITYHOLDERS

The following table sets forth with respect to each selling securityholder:

   - the number of shares of common stock beneficially owned by each selling securityholder as of December 13, 2006;

   - the number of shares of common stock to be offered hereby by each selling securityholder;

   - the number of shares of common stock and the percentage of the outstanding shares of common stock to be beneficially owned by each selling securityholder after completion of the offering of the common stock hereunder; and

   - described in the notes to the table below, any relationships that a selling securityholder had with us during the past three years.

The information set forth below is based on information provided by the selling securityholders. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the selling securityholders named below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                                    Page-19

                        Number of Shares                          Shares
                          Beneficially                         Beneficially
                          Owned Prior                             Owned
                         to Offering(1)                     After Offering(2)
Name of selling         ----------------     Number of      -----------------
securityholder            Number      %    Shares Offered      Number      %
----------------------    -------   ---    --------------      -------   ---
Ame Capital Group LLC      36,500    *         36,500             0       *
Asia Marketing Limited     89,000    *         89,000             0       *
Brown, Courtney            17,000    *         17,000             0       *
Cam-Elm Corp.              36,500    *         36,500             0       *
United Brotherhood
  of Carpenters
  Pension Fund(3)          38,734    *         38,734             0       *
Rock-Tenn Company(3)       21,606    *         21,606             0       *
Jewish Home and Care
  Center(3)                 3,459    *          3,459             0       *
MFP III(3)                 10,287    *         10,287             0       *
Don Davis(3)                2,406    *          2,406             0       *
Christopher L. Doerr(3)     1,861    *          1,861             0       *
Genesee County(3)          28,782    *         28,782             0       *
Rosenblum Family LP(3)        830    *            830             0       *
The Belk Foundation(3)      3,721    *          3,721             0       *
Charlotte C. Weber
  1968 Trust(3)             1,747    *          1,747             0       *
FST Small/Mid Cap
  Growth Series I(3)        2,251    *          2,251             0       *
FST Small/Mid Cap
  Growth Series II(3)       3,247    *          3,247             0       *
Children's Hospital
  of New Orleans(3)        50,876    *         50,876             0       *
IBM Personal Pension
  Plan Trust               34,942    *         34,942             0       *
Milwaukee Jewish
  Federation of
  Milwaukee County(3)      10,336    *         10,336             0       *
Manitwoe Company
  Pension Plan(3)           7,716    *          7,716             0       *
Paul M. Posner(3)           7,722    *          7,722             0       *
Lyadhurst Associates(3)    13,076    *         13,076             0       *
Henry Posner III(3)         6,831    *          6,831             0       *
Posner Partners(3)          8,252    *          8,252             0       *
Eva Renee Posner
  GST Exempt Trust(3)         514    *            514             0       *
Eva Renee Posner Non
  Exempt Trust(3)           3,192    *          3,192             0       *
Matthew Martin Posner
  GST Exempt Trust(3)         513    *            513             0       *
Matthew Martin Posner
  Non Exempt Trust(3)       3,188    *          3,188             0       *
BBRN Investments(3)         1,933    *          1,933             0       *

                                    Page-20

Racine Community
  Foundation(3)             2,148    *          2,148             0       *
David Bader 1992
  Investment Trust(3)       1,951    *          1,951             0       *
David Bader CRUT(3)           826    *            826             0       *
Dr. Lewis and Patricia
  Chamoy(3)                 1,895    *          1,895             0       *
Chris White(3)              1,746    *          1,746             0       *
West Bend Mutual(3)        14,315    *         14,315             0       *
Marion Bradley Glass
  Trust(3)                  5,807    *          5,807             0       *
Marion Bradley Glass
  Via Partition Trust(3)    7,514    *          7,514             0       *
Quad Graphics(3)            9,448    *          9,448             0       *
Fire and Police
  Pension Association
  of Colorado              74,832    *         74,832             0       *
Florida State Board
  of Administration       234,230    *        234,230             0       *
California State
  Automobile
  Association(3)           50,460    *         50,460             0       *
Catholic Health
  Initiatives-
  Master Trust            113,143    *        113,143             0       *
CHI Operating
  Investment Program      189,897    *        189,897             0       *
CHI-First Initiatives
  Insurance, Ltd.          17,141    *         17,141             0       *
CSAA Corporate
  Pension(3)               49,737    *         49,737             0       *
University of Dayton(3)    33,528    *         33,528             0       *
Pritzker Family
  Foundation(3)             2,298    *          2,298             0       *
Anthony Pritzker Family
  Foundation(3)             2,279    *          2,279             0       *
Stockbridge 1, LLC(3)      47,811    *         47,811             0       *
San Francisco City and
  County                   14,527    *         14,527             0       *
HCA The Healthcare
  Company(3)               82,232    *         82,232             0       *
University of California
  Regents-Growth          100,846    *        100,846             0       *
Connecticut Horizon
  Fund                     30,177    *         30,177             0       *
City of Tampa(3)           26,994    *         26,994             0       *
IAMAW(3)                   78,072    *         78,072             0       *
Frautschi Small Cap
  Growth(3)                34,194    *         34,194             0       *
Springfield Police & Fire
  Pension System(3)        20,709    *         20,709             0       *

                                    Page-21

W. Jerome Frautschi
  Revocable Trust(3)        5,896    *          5,896             0       *
James J. Bakke 1987
  Trust(3)                  2,018    *          2,018             0       *
Bader and Co. No. S(3)      8,849    *          8,849             0       *
Bader and Co. No. E(3)     11,709    *         11,709             0       *
Daniel Bader 1992
  Investment Trust(3)       2,021    *          2,021             0       *
Klitsner & Co. No. B(3)     2,309    *          2,309             0       *
Pleasant T. Rowland
  Revocable Trust(3)        6,393    *          6,393             0       *
PTR Foundation(3)           4,126    *          4,126             0       *
Telex(3)                    2,285    *          2,285             0       *
Lindquist & Vennum(3)       4,370    *          4,370             0       *
Daniel Bader & Co. No. L(3) 2,202    *          2,202             0       *
Medtronic Inc. &
  Participating Employees
  Master Trust(3)          50,208    *         50,208             0      *
Katherine & David
  Bradley(3)                2,239    *          2,239             0      *
Schwab 1994 CRUT(3)         7,823    *          7,823             0      *
STRATTEC Security
  Corporation Retirement
  Plan(3)                   5,465    *          5,465             0      *
The Wasie Foundation(3)     3,385    *          3,385             0      *
Des Moines University(3)    8,745    *          8,745             0      *
West Central Initiative(3)  2,584    *          2,584             0      *
MidAmerican Energy
  Company(3)               50,594    *         50,594             0      *
Ganot Corp.                73,000    *         73,000             0      *
Gates, Dennis             325,000   1.31      325,000             0      *
Graham Partners            75,000    *         75,000             0      *
Heller Capital
  Investments LLC          50,000    *         50,000             0      *
Hudson Bay Fund LP(4)      48,000    *         48,000             0      *
Hudson Bay Overseas Fund
  Ltd. (5)                 52,000    *         52,000             0      *
Iroquois Master Fund
  Ltd.(6)                 700,000   2.82      700,000             0      *
Panorama Orthopedic &
  Spine Center              8,000    *          8,000             0      *
SF Capital Partners
  Ltd.(7)                 400,000   1.61      400,000             0      *
SRB Greenway Capital
  (QP), LP                325,700   1.31      325,700             0      *
SRB Greenway Capital LP    39,800    *         39,800             0      *
SRB Greenway Offshore
  Operating Fund, LP       14,505    *         14,505             0      *
Wolfson Equities          440,000   1.77      440,000             0      *
CE Unterberg, Towbin
  Brett Moskowitz
  Investments(8)          131,332(9) *        131,332             0      *
Warrant Strategies
  Fund LLC(8)             131,331(9) *        131,331             0      *

                                    Page-22

------------
*  Less than one percent.

(1) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 24,826,538 shares of our common stock outstanding as of December 14, 2006.

(2)  Assumes the sale of all shares that may be sold in the offering.

(3) Cortina Asset Management, LLC has voting and investment control over the shares of common stock held by the selling securityholder but disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(4) Hudson Bay Fund LP is an affiliate of XTF Market Making LLC and XTF Capital LLC, each of whom is a registered broker-dealer. Yoav Roth and John Doscas share voting and investment control over the shares held by Hudson Bay Fund LP, but they each disclaim beneficial ownership of such shares held by Hudson Bay Fund LP, except to the extent of any pecuniary interest therein.

(5) Hudson Bay Overseas Fund Ltd. is an affiliate of XTF Market Making LLC and XTF Capital LLC, each of whom is a registered broker-dealer. Yoav Roth and John Doscas share voting and investment control over the shares of common stock held by Hudson Bay Overseas Fund Ltd., but they each disclaim beneficial ownership of such shares held by Hudson Bay Overseas Fund Ltd., except to the extent of any pecuniary interest therein.

(6) Joshua Silverman has voting and investment control over the shares of common stock held by Iroquois Master Fund, Ltd., but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein.

(7) SF Capital Partners is an affiliate of Reliant Trading and Shepherd Trading Limited, each of which is a registered broker-dealer.

(8) Each of CE Unterberg, Towbin Brett Moskowitz Investments and Warrant Strategies Fund, are affiliated with CE Unterberg, Towbin, a broker-dealer registered with the National Association of Securities Dealers, which acted as an agent for the other selling securityholders in the purchase of their shares from Qimonda AG. CE Unterberg, Towbin has voting and investment control with respect to the warrants held by CE Unterberg, Towbin Brett Moskowitz Investments and Warrant Strategies Fund, and shares that may be received upon exercise thereof.

(9) The aggregate number of shares issuable upon the exercise of warrants to purchase common stock at an exercise price of $3.04 per share, which are exercisable until March 28, 2008.

Because the selling securityholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by any of them upon the termination of any particular offering. See "Plan of Distribution."

                                    Page-23

                    RELATIONSHIP WITH SELLING SECURITYHOLDERS

On November 20, 2006, we entered into a registration rights agreement with the purchasers of an aggregate of 4,430,005 shares of our common stock and warrants exerciseable for the purchase of an aggregate of 262,663 shares of our common stock (collectively, the "shares"), which shares were purchased in a privately negotiated transaction from Qimonda AG. We did not receive any proceeds from the sale to these purchasers by Qimonda AG, other than the reimbursement of costs associated with registering the shares. We will not receive any of the proceeds from the sale of the shares of common stock pursuant to this prospectus. The selling securityholders may from time to time offer and sell the shares held by them directly or through agents or broker-dealers on terms and at prices to be determined at the time of sale. The registration of these shares of common stock does not necessarily mean that the securityholders will actually sell these shares of common stock.

Pursuant to the registration rights agreement, we agreed to use our best efforts to prepare and file with the SEC as promptly as practicable, a registration statement covering the 4,430,005 shares of common stock owned by the selling securityholders together with the 262,663 shares of common stock issuable upon exercise of the stock purchase warrants owned by the selling securityholders, to the extent necessary to permit the sale or other disposition by the selling securityholders of all such securities. We agreed to use our best efforts to cause the registration statement to become effective within one hundred fifty (150) days following the date of the registration rights agreement. In addition, we agreed to prepare and file with the SEC, as promptly as practicable, such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement current and effective. However, in no event shall we be required to do so for a period of more than three hundred sixty-five (365) days following the effective date of the registration statement. The selling securityholders agree to reimburse us in the aggregate amount of $88,600 for costs and expenses incurred in connection with such registration of the securities. See the registration rights agreement for more information, which is incorporated by reference into the registration statement.

In connection with our entrance into the registration rights agreement with the purchasers described above, we have agreed to indemnify the selling securityholders and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the parties may be required to make in respect thereof.

                                    Page-24

                            PLAN OF DISTRIBUTION

The selling securityholders, or their respective pledgees, donees, transferees or other successors in interest, may from time to time sell the shares of our common stock offered by this prospectus in one or more transactions at:

   -  fixed prices;

   -  prevailing market prices at the time of sale;

   -  varying prices determined at the time of sale; or

   -  negotiated prices.

These sales may be effected in transactions, which may involve block transactions:

   - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

   -  in the over-the-counter market;

   - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

   -  through the writing of options.

In connection with distributions of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and deliver the shares to close out such short positions. The selling securityholders may enter into option, swaps, derivatives or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus. The selling securityholders may also pledge the shares registered hereunder to a broker or dealer and, upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

Any changes to the foregoing plan of distribution will, as required, be set forth in a post-effective amendment to the registration statement of which this prospectus is a part.

                                    Page-25

Under applicable rules and regulations under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, the selling securityholders will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the selling securityholders. The foregoing may affect the marketability of the common stock offered hereby.

We will not receive any of the proceeds from this offering. Upon any exercise of the warrants held by certain of the selling securityholders by payment of cash, however, we will receive the exercise price of the warrants. The selling securityholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as any fees and disbursements of counsel to and experts for the selling securityholders.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act. In addition, such selling securityholders deemed to be "underwriters" under the Securities Act may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act.

There can be no assurance that any selling securityholder will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                                  LEGAL MATTERS

The validity of our shares offered by this prospectus will be passed upon for us by Jones Day.

                                    EXPERTS

The consolidated financial statements and schedule of Ramtron International Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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